BARREL ENERGY INC.

18490 66a Ave.

Surrey, B.C. V3S 9Y6

Canada

June 19, 2015

Mr. Parhaum J. Hamidi

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Barrel Energy Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed June 10, 2015 File No. 333-1201740

Dear Mr. Hamidi:

This letter shall serve as the request of Barrel Energy Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Tuesday, June 23, 2015, 1:00 PM EDT, or the soonest practicable date thereafter. We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gurminder Sangha

Gurminder Sangha

President and Principal Executive Officer